Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Heliogen, Inc.

Pasadena, California

We hereby consent to the incorporation by reference in this Registration Statement of our report dated March 31, 2022, except for the effects of the restatement discussed in Note 3, Government Grant paragraph in Note 2, grant revenue presented in Note 4, Income Taxes in Note 9 and Net Loss per Share in Note 11, which is dated May 23, 2022, relating to the consolidated financial statements of Heliogen, Inc. (the “Company”) which appears in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

/s/ BDO USA, LLP

BDO USA, LLP

Los Angeles, California

February 10, 2023

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.